UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 22, 2017.

NORTEL INVERSORA S.A.

Buenos Aires, May 22, 2017

Mr. President of the

National Securities Commission or “CNV”

Marcos Ayerra

S / D

Dear Sir:

Ref.: Ordinary and Extraordinary Shareholders’ Meeting held on May 22, 2017. Recess in relation with points 2nd and 3rd of the Agenda.

As attorney-in-fact of Nortel Inversora S.A., I hereby notify you that the Ordinary and Extraordinary Shareholders’ Meeting of the Company held today resolved to go into recess until May 30, 2017, at 4.00 pm, when it will meet again to discuss items 2nd and 3rd of the Agenda, which are transcribed below:

2) Determination of the number of regular and alternate directors of the Board of Directors as from the date of the Shareholders’ Meeting until the Annual Ordinary Shareholders’ Meeting to review the documentation of fiscal year 2019.

3) Appointment of a regular and alternate member of the Supervisory Committee.

The rest of the points of the Agenda (1st, 4th, 5th and 6th) were discussed in the Shareholders’ Meeting held on this day.

Without further ado, I take this opportunity to greet you sincerely.

María de los Ángeles Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 22, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations